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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING
                                                SEC FILE NUMBER 000-21659
                                                CUSIP NUMBER
(Check One):
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[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
For Period Ended:  September 30, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    (Not applicable)
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant      EDnet, Inc.

Former Name if Applicable    N/A

                             One Union Street
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Address of Principal Executive Office (Street and Number)

                             San Francisco, CA  94111
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)
      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F, 11-K,
[X}   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The registrant, EDnet, Inc. (the "Company"), is unable to file its interim report on Form 10-QSB within the prescribed time period without unreasonable effort and expense.

     The Company is preparing to hold its annual meeting of shareholders, on December 10, 1998. In preparation for that meeting, the Company only recently completed a shareholder proxy statement and annual report. These were transmitted to shareholders along with the Company recently completed annual report on form 10-KSB, which was filed with the Securities and Exchange Commission on October 13, 1998. The Company's proxy statement was filed with the Commission on November 3, 1998.

     The Company is now preparing to change its fiscal year from a year ending June 30 of each calendar year to a fiscal year ending September 30 of each year. The Company must submit an interim and quarterly report on form 10-QSB for the period June 30, 1998 through September 30, 1998, which period will not be included within the Company next fiscal year following the change to its new fiscal reporting period Because of the recent preparation and filing of its annual report and proxy statement, the Company and its auditors have not yet completed preparation of financial statements for the quarter ended September 30, 1998, which are necessary for preparation and filing of the 10-QSB report. The Company is unable to expedited the preparation of financial statements in order to file its interim report on a timely basis without incurring unreasonable and substantial expense.

     The subject interim report on Form 10-QSB will be filed no later than the 15th calendar day following its proscribed due date, i.e., by November 29, 1998.

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

      Tom Kobayashi                   (415)              274-8800
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      (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                             [X] Yes    [ ] No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     (3) The Company does anticipate a change in results of operations from the comparable period of the Company's prior fiscal year will be reflected by the financial statements to be included in its Form 10-QSB.

     The Company expects these statements to reflect modest positive net income of for the quarter ended September 30, 1998, as compared with a loss in excess of $549,248 for the quarter ended September 30, 1997.

     This change in results of operations is due primarily to the Company's mid-1998 restructuring transaction, in which Visual Data Corporation acquired a controlling interest in shares of the Company's common stock in exchange for a combination of cash, shares of its own common stock, and a secured promissory note. The Company applied a substantial portion of the proceeds received in the transaction to retire, on a discounted basis, certain of its outstanding short-term liabilities. Additionally, the financial statements will reflect that operating expenses declined substantially in the quarter ended June 30, 1998, as compared with the comparable period in 1997, due primarily to a significant reduction for non-recurring expenditures in 1997.

                                  EDnet, Inc.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  11/9/98                      By: /s/ Tom Kobayashi
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                                    Tom Kobayashi, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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